Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-116234 on Form S-8 of our reports dated May 31, 2007 relating to (i) the financial statements and financial statement schedule of The Topps Company, Inc. and subsidiaries (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans," effective March 3, 2007, the adoption of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," effective February 26, 2006 and the application of SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," effective February 26, 2006), and (ii) management's report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended March 3, 2007.

New York, New York
May 31, 2007